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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69545

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capro Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3993 Howard Hughes Parkway, Suite #140
(No. and Street)

Las Vegas (City) Nevada (State) 89169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Viney Singal (702) 216-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd. #120 (Address) Tarzana (City) California (State) 91356 (Zip Code)

Securities and Exchange Commission
Trading and Markets
FEB 18 2020
RECEIVED

SEC
Mail Processing
Section
FEB 18 2020
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

EVB

OATH OR AFFIRMATION

I, Viney Singal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capro Capital LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Nevada - County of Clark
Signed and sworn to before me on
Feb. 13, 2020 by Viney Singal

Signature of notarial officer

Notary Public

Signature

PRESIDENT

Title

MICHAEL J. MOORE
Notary Public State of Nevada
No. 08-7991-1
My Appt. Exp. September 11, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPRO CAPITAL LLC

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Members of Capro Capital

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Capro Capital as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Capro Capital as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capro Capital's management. My responsibility is to express an opinion on Capro Capital's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Capro Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Capro Capital's financial statements. The Supplemental Information is the responsibility of the Capro Capital's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Capro Capital's auditor since 2017.
Tarzana, California
February 5, 2020

CAPRO CAPITAL LLC

Statement of Financial Condition
December 31, 2019

ASSETS

Cash (Note 1)	$	82,022
Other assets		870
Total assets	$	82,892

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accrued expenses	$	2,500
Total liabilities		2,500
MEMBER'S EQUITY:		
Member's equity		80,392
Total member's equity		80,392
Total liabilities and member's equity	$	82,892

The accompanying notes are an integral part of these financial statements

CAPRO CAPITAL LLC

Statement of Operations
For the year ended December 31, 2019

REVENUES:	
Total income	$0
EXPENSES:	
Professional fees	21,819
Other general and administrative expenses	8,301
Total expenses	30,120
Net Loss	(30,120)

The accompanying notes are an integral part of these financial statements

CAPRO CAPITAL LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2019

		Total Members' Equity
Beginning balance January 1, 2019	$	110,512
Capital Contributions	$	-
Net Loss		(30,120)
Ending balance December 31, 2019	$	80,392

CAPRO CAPITAL LLC

Statement of Cash Flows
For the year ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(30,120)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Other assets		900
Increase (decrease) in:		
Accrued expenses		55,050
Total adjustments		(54,150)
Net cash used in operating activities		(84,270)
Decrease in cash		(84,270)
Cash-beginning of period		166,292
Cash-end of period	$	82,022
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

CAPRO Capital LLC

Notes to Financial Statements
December 31, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATIONAL MATTERS:

Capro Capital, LLC (the "Company") was formed in Nevada in 2015 and during 2016 was approved as a securities broker dealer by the Securities and Exchange Commission, The Financial Industry Regulatory Authority Dealers and the State of Nevada.

The Company is a Limited Liability Company, wholly owned by its member, Viney Singal.

The Company is in its developmental stage and its continued viability is based upon the ability to generate new business and member's continued capitalization.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affects the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Revenue Recognition:

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has reviewed ASC 842 Lease Accounting and does not believe it is applicable to the Company as they share office space with an affiliate and do not pay any rent.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk:

The Company is engaged in various activities. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The management has reviewed the results of operations for the period of time from its year end December 31, 2019 through February 5th, 2020 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompany financial statement nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is a limited liability company with no federal or state income taxes due. The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2016, 2017 and 2018.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2019.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ration or aggregate indebtedness to net capital. At December 31, 2019, the Company had a net capital of $79,522 which is $74,522 in excess of the minimum net capital of $5,000 or 6 and 2/3 of aggregated indebtedness which is $2,500. The ratio of aggregated indebtedness to net capital was 0.03% which is less than the 15 to 1 maximum ration of a broker dealer.

CAPRO CAPITAL LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2019

		Audit 12/31/19
Members' equity, December 31, 2019	$	80,392
Subtract - Non allowable assets:		
Accounts Receivable		-
Other assets		870
Tentative net capital		79,522
Haircuts		0
NET CAPITAL		79,522
Minimum net capital		5,000
Excess net capital	$	74,522
Aggregate indebtedness		2,500
Ratio of aggregate indebtedness to net capital		0.03%

There were no ifference between Audit and Focus
filed at Deceember 31, 2019

CAPRO CAPITAL LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2019

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

Assertions Regarding Exemption Provisions

We as members of management of Capro Capital ("the Company") are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the manager of the Company herby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2019 through December 31, 2019

Capro Capital

By:

____
(Name and Title)

________2/5/2020______________
(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Capro Capital
Las Vegas, Nevada

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Capro Capital, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capro Capital claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Capro Capital, stated that Capro Capital, met the identified exemption provisionss throughout the most recent fiscal year without exception. Capro Capital's s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Capro Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 5, 2020